UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 20, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Vectren Corporation
File No. 001-15467 - CF#27498

Vectren Utility Holdings, Inc.
File No. 001-16739 - CF#27498

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       Vectren Corporation and Vectren Utility Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 8-K filed on November 1, 2011.

       Based on representations by Vectren Corporation and Vectren Utility Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through December 31, 2014
Exhibit 10.2	through December 31, 2015
Exhibit 10.3	through December 31, 2014

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel